SWCD LLC dba Campfire Capital

STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

Cash	$	86,548
Accounts receivable		1,300
Property and equipment, net of accumulated depreciation of $803		1,123
Other current assets		1,415
	$	90,386

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	16,187
Member's equity		74,199
	$	90,386

See notes to financial statements